Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Brookfield Renewable Partners L.P. (the “Partnership”)

73 Front Street, 5th Floor

Hamilton HM12

Bermuda

2.	Date of Material Change:

March 16, 2020

3.	News Release:

A news release with respect to the material change referenced in this report was issued by the Partnership on March 16, 2020 and filed with the securities regulatory authorities in each of the provinces of Canada under the Partnership’s profile at www.sedar.com.

4.	Summary of Material Change:

On March 16, 2020, the Partnership entered into a definitive reorganization agreement to acquire all of the outstanding shares of Class A common stock of TerraForm Power, Inc. (“TerraForm Power”), other than the approximately 62% currently owned by the Partnership and its affiliates (the “Transaction”).

Each share of Class A common stock of TerraForm Power (other than the shares owned by the Partnership and its affiliates) will be acquired for consideration equivalent to 0.381 of a limited partnership unit of the Partnership (the “Consideration”), subject to adjustment for the BEPC Distribution (as defined below). For each share of TerraForm Power’s Class A common stock held, TERP shareholders will be entitled to receive, at their election, either Class A exchangeable subordinate voting shares of Brookfield Renewable Corporation (“BEPC Shares”) or limited partnership units of the Partnership (“BEP Units”).

5.	Full Description of Material Change

5.1	Full Description of Material Change:

This is a summary of the Transaction and the material terms of the Reorganization Agreement (defined below) and is qualified in its entirety by the full text of the Reorganization Agreement, which is available under the Partnership’s profile at www.sedar.com.

The Transaction

On March 16, 2020, the Partnership entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with Brookfield Renewable Corporation (“BEPC”), 2252876 Alberta ULC (together with the Partnership and BEPC, the “Brookfield Renewable Parties”), TerraForm Power and TerraForm Power NY Holdings, Inc. (the “TerraForm Power Parties”) pursuant to which, subject to the terms and conditions of the Reorganization Agreement, TerraForm Power will merge into TerraForm Power NY Holdings, Inc. (with the surviving entity being also referred to herein as TerraForm

Power) and the Partnership has agreed to acquire all of the outstanding shares of Class A common stock of TerraForm Power, other than the approximately 62% currently owned by the Partnership and its affiliates. The board of directors of TerraForm Power, upon the unanimous recommendation of the special committee of the board of directors of TerraForm Power (the “TerraForm Power Special Committee”), and the board of directors of the general partner of the Partnership approved the Reorganization Agreement and the transactions contemplated thereby.

Pursuant to the terms of the Reorganization Agreement, each holder of Class A common shares of TerraForm Power that are not already owned by the Partnership and its affiliates (the “Public Shares”) will be entitled to receive, as consideration for each Public Share held by such holder, 0.381 BEPC Shares, or, at the election of such holder, 0.381 of a BEP Unit, in each case as adjusted for the BEPC Distribution (as defined and described below). Holders of Public Shares who do not make any election will receive BEPC Shares. The BEPC Shares will be structured with the intention of being economically equivalent to the BEP Units, including identical distributions, as and when declared, and will be fully exchangeable at any time, at the option of holders of such BEPC Shares, for a BEP Unit, initially on a one-for-one basis, subject to adjustment for certain events.

The Transaction is expected to close in the third quarter of 2020. The combined business of the Partnership and TerraForm Power is expected to be one of the largest, integrated pure-play renewable power companies in the world with one of the strongest investment grade balance sheets in the sector. The Transaction is anticipated to create significant value for investors in both the Partnership and TerraForm Power through a simplified corporate structure and continued sponsorship from Brookfield Asset Management Inc.

Conditions

The consummation of the Transaction is conditioned on the satisfaction or waiver (except with respect to the condition set forth in clause (i) below, which is not waivable) of certain events, including, among other matters, (i) the approval by each of (A) the holders of a majority of the Class A common shares of TerraForm Power outstanding and entitled to vote thereon and (B) the holders of a majority of the Public Shares outstanding and entitled to vote thereon (collectively, the “Requisite Company Stockholder Approvals”), (ii) the BEPC Class A Shares and BEP Units to be issued to the Company’s stockholders in the Transaction having been approved for listing on the New York Stock Exchange and the Toronto Stock Exchange, (iii) applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 have expired and Competition Act, R.S.C., 1985, c. C 34 approval and certain other specified required government approvals having been obtained, (iv) no temporary restraining order, preliminary or permanent injunction or other judgment or law entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction (collectively, “Restraints”) being in effect preventing, making illegal or prohibiting the consummation of the Transactions, (v) effectiveness of the Partnership’s and BEPC’s F-3 and F-4 registration statements, and (vi) filing of a prospectus in Canada under applicable securities laws.

TerraForm Power’s obligation to consummate the Transaction is also conditioned on the satisfaction or waiver of certain other events, including, (A) receipt by TerraForm Power of an opinion from Torys LLP with respect to certain tax matters, (B) the contribution of certain assets of the Partnership into BEPC, and (C) the BEPC Distribution (as defined below) having occurred or all actions reasonably necessary to cause the BEPC Distribution to occur substantially simultaneously with the closing having occurred.

Representations, Warranties and Covenants

The TerraForm Power Parties and the Brookfield Renewable Parties each have made customary representations, warranties and covenants in the Reorganization Agreement, in each case generally subject to customary materiality qualifiers. The TerraForm Power Parties and the Brookfield Renewable Parties have also agreed, subject to certain exceptions, to various other customary covenants and agreements, including agreements to conduct their respective businesses in the ordinary course during the period between the date of the Reorganization Agreement and the closing and, subject to certain exceptions, to refrain from certain actions during that time. TerraForm Power has also agreed to refrain from soliciting or responding to alternative proposals for a transaction, except that the board of TerraForm Power, acting at the recommendation of the TerraForm Power Special Committee, may change its recommendation to stockholders if it determines that a failure to do so would be reasonably likely to be inconsistent with its fiduciary duties, subject to a three business day notification period for the Brookfield Renewable Parties.

Pursuant to the Reorganization Agreement, the Partnership and BEPC substantially agreed to the terms of several key documents relating to BEPC and the economic equivalence between the BEPC Shares and the BEP Units, being: (a) the articles of BEPC, (b) the subordinated credit agreements between the Partnership’s subsidiaries and BEPC’s subsidiaries, (c) the equity commitment between the Partnership and its subsidiary and BEPC and (d) the rights agreement between BAM and Wilmington Trust, National Association, as the rights agent, pursuant to which BAM will agree to satisfy certain obligations of the Partnership and BEPC to exchange BEPC Shares for BEP Units, which obligations shall continue for an initial 7 year term and automatically renew for successive two year periods unless terminated by BAM.

Termination Rights and Fee

The Reorganization Agreement contains certain termination rights for both TerraForm Power and the Partnership, including, by mutual consent of TerraForm Power and the Partnership; by either TerraForm Power or the Partnership, if (i) the transaction shall not have been consummated on or before December 16, 2020, subject to a further three-month extension under certain circumstances; (ii) if the other party breaches any of its representations, warranties, covenants or other agreements in the Reorganization Agreement that is not reasonably capable of being cured by the end date above or is not cured in accordance with the terms of the Reorganization Agreement and such breach would cause the applicable closing conditions not to be satisfied; (iii) if the condition set forth in clause (iv) in the first paragraph under the header “Conditions” above is not satisfied and the Restraint giving rise to such non-satisfaction has become final and nonappealable; and (iv) if either of the Requisite Company Stockholder Approvals has not been obtained upon a vote at a duly held meeting. Additionally, the Partnership has the right to terminate the Reorganization Agreement if the board of directors of TerraForm Power, acting at the recommendation of the TerraForm Power Special Committee, changes its recommendation. If the Reorganization Agreement is terminated by either TerraForm Power or the Partnership because the Required Company Stockholder Approvals are not obtained, TerraForm Power will pay to the Partnership a fee equal to US$15,000,000.

BEPC Distribution

Concurrently with the closing of the Transaction, and as previously disclosed by the Partnership, the Partnership intends to undertake a distribution of BEPC Shares to holders of BEP Units (the “BEPC Distribution”). As a result of the BEPC Distribution, holders of BEP Units will receive BEPC Shares for their BEP Units in accordance with a distribution ratio to be determined by the board of the general partner of the Partnership.

Voting Agreement

Simultaneously with the execution of the Reorganization Agreement, TerraForm Power entered into a Voting Agreement with affiliates of the Partnership holding approximately 62% of the outstanding common stock of TerraForm Power (the “Voting Agreement”) pursuant to which such affiliates have agreed, among other things, to vote their respective Class A common shares in favour of the approval of the Reorganization Agreement and against any alternative proposal as further set forth in the Voting Agreement. The full text of the Voting Agreement is available under the Partnership’s profile at www.sedar.com.

Multilateral Instrument 61-101

As the Partnership and its affiliates own approximately 62% of the outstanding Class A common stock of TerraForm Power, TerraForm Power is a “related party” of the Partnership and the Transaction constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”). Approximately 47% of the shares of Class A common stock of TerraForm Power are controlled by Brookfield Asset Management Inc. (“BAM”) on behalf of itself and its institutional partners, including an approximate 14% economic interest in TerraForm Power on behalf the Partnership. Approximately 15% of the shares of Class A common stock of TerraForm Power are indirectly held by the Partnership, which together with its interests in the shares of Class A common stock of TerraForm Power controlled by BAM, represent an approximate 29% economic interest in TerraForm Power.

The shares of TerraForm Power common stock controlled by BAM are not being acquired in the Transaction. Upon completion of the Transaction, TerraForm Power will be controlled as to 47% by BAM and as to 53% by the Partnership (including through its ownership in BEPC), and the Partnership will have an indirect 67% economic interest. Concurrent with closing of the Transaction, BAM intends to enter into a voting agreement with BEPC, giving BEPC voting control over the BAM controlled shares of TerraForm Power common stock. As a result, upon completion of the Transaction, BEPC (and therefore the Partnership) will control TerraForm Power and consolidate it from an accounting point of view.

Because BAM is a related party of the Partnership, the Transaction does not constitute a “downstream transaction” for the Partnership because more than 5% of the outstanding common stock of TerraForm Power is beneficially owned or controlled by a related party of the Partnership. As a result, the Transaction is subject to the requirements of Part 5 of MI 61-101 in respect of related party transactions. Pursuant to section 5.5(a) and 5.7(a) of MI 61-101, the Transaction is exempt from the formal valuation and minority approval requirements set out in Part 5 of MI 61-101 as neither the fair market value of the subject matter of, nor the fair market value consideration for, the Transaction, insofar as it involves “interested parties” (as defined in MI 61-101), exceeds 25% of the Partnership’s market capitalization.

The independent directors of the board of directors of the general partner of the Partnership (the “Independent Directors”), after considering and assessing the key transaction terms, the documentation giving effect to the Transaction and the commercial rationale for the Transaction and receiving advice from their legal advisors and information from and consulting with management of the Partnership’s service provider and the Partnership’s financial advisors, unanimously determined that (i) the terms of the Reorganization Agreement are in the best interests of the Partnership, (ii) the Reorganization Agreement is advisable and (iii) the Transaction is advisable and in the best interests of the Partnership. The board of directors of the general partner of the Partnership, after considering certain projections and financial information from management of the Partnership’s service provider and the Partnership’s financial advisors and based on the unanimous recommendation of the Independent Directors, unanimously approved the Transaction and determined that it is fair to the Partnership and is in the best interests of the Partnership.

There are no “prior valuations” (as defined in MI 61-101) in respect of the Partnership that relate to the subject matter or are otherwise relevant to the Transaction that have been made in the 24 months before the date of this material change report and are known, after reasonable inquiry, to the Partnership or to any director or senior officer of the Partnership or its general partner.

5.2	Disclosure of Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102 – Continuous Disclosure Obligations:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

Jennifer Mazin

Managing Partner and General Counsel

Phone: 416.363.9491

9.	Date of Report:

March 26, 2020

Important Information Relating to Forward-Looking Statements

This material change report contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements in this material change report include statements regarding the Transaction, the prospects and benefits of the combined company and the special distribution of BEPC shares and any other statements regarding the parties’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this material change report. The future performance and prospects of the Partnership and TerraForm Power are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and TerraForm Power to differ materially from those contemplated or implied by the statements in this communication include uncertainties as to whether TerraForm Power’s Special Committee will continue to recommend any transaction with the Partnership to the TerraForm Power stockholders; uncertainties as to whether TerraForm Power stockholders not affiliated with the Partnership will approve any transaction; uncertainties as to whether the other conditions to the Transaction will be satisfied or satisfied on the anticipated schedule; the timing of the Transaction and whether the Transaction will be completed, including as a result of potential litigation in connection with the Transaction; failure to realize contemplated benefits from the Transaction, including the possibility that the expected synergies and value creation from the Transaction will not be realized; the inability to retain key personnel; and incurrence of significant costs in connection with the Transaction. For further information on these known and unknown risks, please see “Risk Factors” included in TerraForm Power’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) and in the Partnership’s Form 20-F and other risks and factors that are described therein and that are described in the Partnership’s and BEPC’s joint preliminary Form F-1 and prospectus filed with the SEC and the securities regulators in Canada.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this communication and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.